UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

Progenics Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.0013 per share

(Title of Class of Securities)

743187106

(CUSIP Number)

Stephanie P. Cooper Altiva Management Inc. 1055b Powers Place, Alpharetta, GA 30009 (678) 580-2769
Copies to:
Olshan Frome Wolosky LLP Steve Wolosky, Esq. Meagan Reda, Esq. 1325 Avenue of the Americas New York, New York 10019

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 8, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 743187106

1	NAME OF REPORTING PERSON

Velan Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Georgia
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		8,011,733 shares of Common Stock
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

8,011,733 shares of Common Stock
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,011,733 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%(1)
14	TYPE OF REPORTING PERSON

PN

(1)	Based on 86,421,634 shares of Common Stock outstanding as of November 4, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2019.

2

CUSIP NO. 743187106

1	NAME OF REPORTING PERSON

Altiva Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		8,011,733 shares of Common Stock(1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

8,011,733 shares of Common Stock(1)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,011,733 shares of Common Stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%(2)
14	TYPE OF REPORTING PERSON

CO

(1)	Comprised of shares of Common Stock held by Velan Capital, L.P. See Item 5(b).

(2)	Based on 86,421,634 shares of Common Stock outstanding as of November 4, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2019.

3

CUSIP NO. 743187106

1	NAME OF REPORTING PERSON

Balaji Venkataraman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

The United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		8,011,733 shares of Common Stock(1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

8,011,733 shares of Common Stock(1)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,011,733 shares of Common Stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%(2)
14	TYPE OF REPORTING PERSON

IN

(1)	Comprised of shares of Common Stock held by Velan Capital, L.P. See Item 5(b).

(2)	Based on 86,421,634 shares of Common Stock outstanding as of November 4, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2019.

4

CUSIP NO. 743187106

1	NAME OF REPORTING PERSON

Virinder Nohria
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

The United States and the United Kingdom
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		110,000 shares of Common Stock(1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

110,000 shares of Common Stock(1)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

110,000 shares of Common Stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%(2)
14	TYPE OF REPORTING PERSON

IN

(1)	Includes 60,000 shares of Common Stock held in Virinder Nohria 2014 Family Living Trust and 50,000 shares of Common Stock held in Virinder Nohria SEP IRA.

(2)	Based on 86,421,634 shares of Common Stock outstanding as of November 4, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2019.

5

CUSIP NO. 743187106

1	NAME OF REPORTING PERSON

LTE Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,950,000 shares of Common Stock
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,950,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,950,000 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3%(1)
14	TYPE OF REPORTING PERSON

OO

(1)	Based on 86,421,634 shares of Common Stock outstanding as of November 4, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2019.

6

CUSIP NO. 743187106

1	NAME OF REPORTING PERSON

LTE Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,950,000 shares of Common Stock(1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,950,000 shares of Common Stock(1)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,950,000 shares of Common Stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3%(2)
14	TYPE OF REPORTING PERSON

OO

(1)	Comprised of shares of Common Stock held by LTE Partners, LLC. See Item 5(b).

(2)	Based on 86,421,634 shares of Common Stock outstanding as of November 4, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2019.

7

CUSIP NO. 743187106

1	NAME OF REPORTING PERSON

Melkonian Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,950,000 shares of Common Stock(1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,950,000 shares of Common Stock(1)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,950,000 shares of Common Stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3%(2)
14	TYPE OF REPORTING PERSON

IA

(1)	Comprised of shares of Common Stock held by LTE Partners, LLC. See Item 5(b).

(2)	Based on 86,421,634 shares of Common Stock outstanding as of November 4, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2019.

8

CUSIP NO. 743187106

1	NAME OF REPORTING PERSON

Ryan Melkonian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

The United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,950,000 shares of Common Stock(1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,950,000 shares of Common Stock(1)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,950,000 shares of Common Stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3%(2)
14	TYPE OF REPORTING PERSON

IN

(1)	Comprised of shares of Common Stock held by LTE Partners, LLC. See Item 5(b).

(2)	Based on 86,421,634 shares of Common Stock outstanding as of November 4, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2019.

9

CUSIP NO. 743187106

1	NAME OF REPORTING PERSON

Terence Cooke
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

The United States and Ireland
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		40,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

40,000
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

40,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.05%(1)
14	TYPE OF REPORTING PERSON

IN

(1)	Based on 86,421,634 shares of Common Stock outstanding as of November 4, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2019.

10

CUSIP NO. 743187106

1	NAME OF REPORTING PERSON

Deepak Sarpangal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

The United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

11

CUSIP NO. 743187106

1	NAME OF REPORTING PERSON

Gérard Ber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Switzerland
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		50,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

50,000
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

50,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.06%(1)
14	TYPE OF REPORTING PERSON

IN

(1)	Based on 86,421,634 shares of Common Stock outstanding as of November 4, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2019.

12

CUSIP NO. 743187106

1	NAME OF REPORTING PERSON

Eric Ende
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

The United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

13

CUSIP NO. 743187106

1	NAME OF REPORTING PERSON

Ann MacDougall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

The United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

14

CUSIP NO. 743187106

1	NAME OF REPORTING PERSON

Heinz Mäusli
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Switzerland
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

15

CUSIP NO. 743187106

1	NAME OF REPORTING PERSON

David W. Mims
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

The United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

16

CUSIP NO. 743187106

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein. Capitalized terms used herein that are not defined herein have the meanings given to them in the Schedule 13D.

Item 2.	Identity and Background

Item 2 is hereby amended as follows:

On November 8, 2019, following the delivery by Velan of a requisite number of consents from stockholders to the Issuer’s principal executive offices, Dr. Gérard Ber, Dr. Eric J. Ende, Ann MacDougall, Heinz Mäusli, and David W. Mims were elected to the Board of Directors (the “Board”) of the Issuer.  On November 12, 2019, the Reporting Persons executed a Termination of the Joint Filing and Solicitation Agreement, a copy of which is attached as Exhibit 99.1 hereto and is incorporated herein by reference. Accordingly, Dr. Nohria, LTE, LTE Management, MCM, Mr. Melkonian, Mr. Cooke, Mr. Sarpangal, Dr. Ber, Dr. Ende, Ms. MacDougall, Mr. Mäusli and Mr. Mims are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately upon the filing of this Amendment No. 4. Each of Velan, Altiva and Mr. Venkataraman will continue filing as a group statements on Schedule 13D with respect to its or his beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the foregoing remaining Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6 below.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

On November 8, 2019, Velan delivered to the Issuer what the Reporting Persons believe to be, subject to the certification from the Inspector of election, the requisite number of consents from stockholders of the Issuer to remove CEO Mark Baker, Dr. David Scheinberg and Nicole Williams from the Board and to elect Velan’s nominees Gérard Ber, Eric Ende, Ann MacDougall, Heinz Mäusli and David W. Mims as directors of the Issuer. All proposals approved by stockholders took effect upon Velan’s delivery of the consents to the Issuer at its principal executive offices on November 8, 2019. The consents Velan delivered to the Issuer constituted approximately 55% (and up to 65%) of the Shares outstanding for the removal of Messrs. Baker and Scheinberg and Ms. Williams and for the election of Messrs. Ber, Ende, Mäusli and Mims and Ms. MacDougall. The newly reconstituted Board will consist of Velan’s five independent director nominees as well as the Issuer’s continuing directors, Dr. Karen Ferrante and Mr. Bradley Campbell.

Item 5.	Interest in Securities of the Issuer

Items 5(a) – (c) are hereby amended and restated to read as follows:

(a)       The information set forth in Items 11 and 13 of the cover pages hereto is incorporated herein by reference. The ownership percentages set forth in Item 13 are calculated pursuant to Rule 13d-3 of the Act and are based on 86,421,634 shares of Common Stock outstanding as of November 4, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2019.

As of the close of business on November 12, 2019, the Reporting Persons collectively beneficially owned an aggregate of 10,161,733 Shares, constituting approximately 11.8% of the Shares outstanding. As previously disclosed, the Reporting Persons have formed a “group” within the meaning of Section 13(d)(3) of the Act. However, the Reporting Persons expressly disclaim beneficial ownership of any securities covered by Schedule 13D other than securities indicated as being beneficially owned by such Reporting Person on the applicable cover page hereto. The Reporting Persons expressly retain sole voting and investment power in respect of the Shares that the Reporting Persons beneficially own.

(b)       The information set forth in Items 7 through 10 of the cover pages hereto is incorporated herein by reference.

17

CUSIP NO. 743187106

Velan directly beneficially owns the shares of Common Stock reported herein as being beneficially owned by it. Velan may be deemed to have sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) such shares. Each of Altiva, as the general partner of Velan, and Balaji Venkataraman, as the sole shareholder of Altiva, may be deemed to have sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) the shares of Common Stock directly beneficially owned by Velan.

LTE directly beneficially owns the shares of Common Stock reported herein as being beneficially owned by it. LTE may be deemed to have sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) such shares. Each of MCM, as the sole investment advisor to LTE, and LTE Management, as the sole manager of LTE, may be deemed to have sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) the shares of Common Stock directly beneficially owned by LTE. Ryan Melkonian, in his capacities as (i) the sole manager and majority member of LTE Management and (ii) the Chief Investment Officer, Managing Member and majority owner of MCM, may also be deemed to have sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) the shares of Common Stock directly beneficially owned by LTE.

(c)       None of the Reporting Persons have entered into any transactions with respect to Shares of the Issuer since the filing of Amendment No. 3 to the Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated in its entirety as follows:

The information provided or incorporated by reference in Items 3 and 4 is hereby incorporated by reference herein. Except as set forth in Items 3 and 4 of this Schedule 13D and as set forth in this Item 6, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between any Reporting Person and any other person with respect to any securities of the Issuer.

Termination of Joint Filing and Solicitation Agreement

On November 12, 2019, the Reporting Persons terminated that certain Joint Filing and Solicitation Agreement, dated September 18, 2019. A copy of the Termination of Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Joint Filing Agreement

On November 12, 2019, Velan, Altiva and Mr. Venkataraman entered into a Joint Filing Agreement in which they agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended to add the following exhibits:

Exhibit No.	Exhibit Description

99.1	Termination of Joint Filing and Solicitation Agreement, dated November 12, 2019.
99.2	Joint Filing Agreement, dated November 12, 2019.

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CUSIP NO. 743187106

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: November 12, 2019

VELAN CAPITAL, L.P.

By:	Altiva Management Inc., its general partner

By:	/s/ Stephanie P. Cooper
	Name:	Stephanie P. Cooper
	Title:	President and Secretary

ALTIVA MANAGEMENT INC.

By:	/s/ Stephanie P. Cooper
	Name:	Stephanie P. Cooper
	Title:	President and Secretary

BALAJI VENKATARAMAN

/s/ Balaji Venkataraman
Individually and as attorney-in-fact for Gérard Ber, Eric Ende, Ann MacDougall, Heinz Mäusli and David W. Mims

VIRINDER NOHRIA

/s/ Virinder Nohria

LTE PARTNERS, LLC

By:	LTE Management, LLC, its Manager

By:	/s/ Ryan Melkonian
	Name:	Ryan Melkonian
	Title:	Member and Manager

LTE MANAGEMENT, LLC

By:	/s/ Ryan Melkonian
	Name:	Ryan Melkonian
	Title:	Member and Manager

MELKONIAN CAPITAL MANAGEMENT, LLC

By:	/s/ Ryan Melkonian
	Name:	Ryan Melkonian
	Title:	Member and Manager

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CUSIP NO. 743187106

RYAN MELKONIAN

/s/ Ryan Melkonian

TERENCE COOKE

/s/ Terence Cooke

DEEPAK SARPANGAL

/s/ Deepak Sarpangal

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